

SECUR 07001434 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Front Street
(No. and Street)

Marion (City) Massachusetts (State) 02738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Benoit & McArdle, CPAs
(Name – *if individual, state last, first, middle name*)

163 Front Street (Address) Marion (City) Massachusetts (State) 02738 (Zip Code)

PROCESSED

MAR 08 2007

THOMSON FINANCIAL


SEC MAIL
RECEIVED
FEB 2 6 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Strand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Research & Management Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Plymouth County

Signature

President

Title

Notary Public
My Commission Expires April 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

Table of Contents

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statement of financial condition of American Research & Management Co. (a Delaware S Corporation) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 22, 2007

American Research & Management Co.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$231,774
Cash and securities on deposit subject to federal and other regulations	120,000
Deposits with clearing organizations - securities with a market value of $53,500	53,500
Short-term investments, at cost which approximates market	200,054
Long-term nonconvertible debt securities	25,102
Marketable securities owned at market	9,237
Accrued interest income	401
Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $151,386	14,303
Total Assets	$654,371
Liabilities and Stockholders' Equity	
Liabilities	
Customer credit balances	$ 62
Related party credit balances	40,737
Total Credit Balances	40,799
Accounts payable and accrued expenses	3,542
Accrued profit sharing contribution	148,308
Total Liabilities	192,649
Subordinated Liabilities	
Liabilities subordinated to claims of general creditors	180,000
Stockholders' Equity	
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	49,800
Retained earnings	231,722
Total Stockholders' Equity	281,722
Total Liabilities and Stockholders' Equity	$654,371

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Income

For the Year Ended December 31, 2006

Revenue	
Investment management fees - customers	$1,925,301
- related parties	24,583
Brokerage commissions	103,559
Investment income	22,971
Other income	13,437
Total Revenue	2,089,851
Operating Expenses	
Salaries - officers	720,000
Salaries - administrative	281,468
Payroll taxes	52,067
Employment benefits	182,853
Custody and clearance charges	31,011
Data processing	21,693
Depreciation	7,970
Dues and subscriptions	30,102
Professional fees	24,259
Office supplies and expenses	45,605
Registration fees	13,580
Rent	82,995
Interest expense	14,400
Telephone	16,537
Utilities	9,273
Travel and entertainment	10,624
Insurance	85,213
Outside services	12,655
Miscellaneous	1,723
Total Operating Expenses	1,644,028
Operating Income Before Income Taxes	445,823
Provision for Income Taxes	-
Net Income	$ 445,823
Earnings per share of common stock	$ 2,229.12
Weighted average shares outstanding	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock		Additional	
	Number of Shares	Amount	paid in Capital	Retained Earnings
Balance, December 31, 2005	200	$200	$49,800	$219,399
Net income for the year				445,823
Distributions	-	-	-	(433,500)
Balance, December 31, 2006	200	$200	$49,800	$231,722

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2006

Subordinated Liabilities at December 31, 2005	$180,000
Increases and decreases	-
Subordinated Liabilities at December 31, 2006	$180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash Flows from Operating Activities		
Net income for the year		$445,823
Adjustments to reconcile net income for the period to net cash provided (used) by operating activities		
Depreciation	$ 7,970	
Change in assets and liabilities		
(Increase) Decrease in cash and securities held with clearing organizations	(2,169)	
(Increase) Decrease in short-term investments, at cost	(50,054)	
(Increase) Decrease in long-term nonconvertible debt securities	163	
(Increase) Decrease in securities owned	(5,937)	
(Increase) Decrease in prepaid income taxes	67	
Increase (Decrease) in customer credit balances	(25)	
Increase (Decrease) in related party credit balances	11,295	
Increase (Decrease) in accounts payable and accrued expenses	803	
Increase (Decrease) in accrued profit sharing contribution	2,070	
Total Adjustments		(35,817)
Net Cash Provided by Operating Activities		410,006
Cash Flows Provided (Used) by Investing Activities		
Purchase of equipment	(6,016)	
Net Cash Provided (Used) by Investing Activities		(6,016)
Cash Flows Provided (Used) by Financing Activities		
Distributions to shareholders	(433,500)	
Net Cash Provided (Used) by Financing Activities		(433,500)
Net Decrease in Cash		(29,510)
Cash at Beginning of Year		261,284
Cash at End of Year		$231,774

Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for	
Interest (none of which is capitalized)	$ 14,400
State Corporate Excise Tax	1,591

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Notes to Financial Statements

December 31, 2006

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware S Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $7,970 for the year ended December 31, 2006.

2. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company considers only unrestricted demand deposits to be cash.

3. Income Taxes

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective October 1, 2004. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

4. Advertising

   The Company expenses all non-direct response advertising as incurred. Advertising expense for the period ended December 31, 2006 was $-0- .

5. Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally

5. Use of Estimates in Preparation of Financial Statements (Continued)

accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At December 31, 2006, cash in the amount of $120,000 was restricted as to use and segregated in a special reserve bank account under Rule 15c3-3 of the Securities and Exchange Commission for the benefit of customer and related party credit balances at December 31, 2006.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $438,559 which was $188,559 in excess of its required net capital of $250,000. The net capital ratio of the Company was .44 to 1.0.

Note D - Employee Retirement Plans

The Company sponsors a combined 401 (k) and defined contribution profit sharing plan. The Plan was established in September of 2006 and is called the American Research and Management Company 401 (k) Profit Sharing Plan. The Plan covers all of the Company's employees.

Participants in the 401 (k) component of the Plan are eligible to make voluntary contributions up to the Internal Revenue Service defined maximums. Under the Company matching program, the Company matches 100% of the first 3% of employee total compensation and 50% of amounts between 3% and 5% of total employee compensation. The total Company match for the year ended December 31, 2006 was $14,207.

Contributions to the profit sharing component are determined each year at the discretion of the Board of Directors. For the year ended December 31, 2006, the Company made a Profit Sharing Plan contribution of $148,308.

Note E - Operating Lease Commitments

The Company leases its office space under a 5 year operating lease expiring on March 31, 2010. After that date the Company will lease its office space as a tenant at will until such time as a new lease agreement is executed. Rental expense for the year ended December 31, 2006 was $82,995.

The minimum rental commitment under the operating lease is as follows:

from April 2006 to April 2007	$ 83,607
from April 2007 to April 2008	86,115
from April 2008 to April 2009	88,698
from April 2009 to April 2010	91,359
	$349,779

Note F - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2006 are listed below:

Subordinated note at 8%, due December 15, 2009	$ 80,000
Subordinated note at 8%, due December 15, 2009	100,000
	$180,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note G - Related Party Transactions

The Company leases office space from an entity in which the stockholders of American Research & Management Co. are members. As described in Note E, the lease will expire on March 31, 2010. Office lease payments for the year ended December 31, 2006 were $82,995.

Credit balances for the benefit of related parties were $40,737 for the year ended December 31, 2006.

Investment management fees charged to immediate family members and included in income were $24,583 for the year ended December 31, 2006.

As described in Note F, notes are subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to stockholders for the year ended December 31, 2006.

Note H - Concentrations of Credit Risk

The Company maintains its cash balances in several financial institutions located in Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Corporation's uninsured cash balances totaled $456,221.

American Research & Management Co.
Notes to Financial Statements (Concluded)
December 31, 2006

Note I - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

	Carrying Amount	Fair Value
Cash	$231,774	$231,774
Cash and securities on deposit subject to Federal and other regulations	120,000	120,000
Deposits with clearing organizations:		
Securities	53,500	53,500
Short term instruments	200,054	200,054
Other investments	34,339	34,339

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware S Corporation) as of and for the year ended December 31, 2006, and have issued our report thereon dated February 22, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 22, 2007

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital	
Stockholders' equity	$281,722
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	180,000
Deductions	
Non Allowable Assets	
Investments	(401)
Furniture, equipment and leasehold improvements	(14,303)
Net Capital before Haircuts on Securities Positions	447,018
Haircuts on Securities	(8,459)
Net Capital	$438,559
Aggregate Indebtedness	
Payable to customers and related parties	$ 40,799
Accounts payable and accrued expenses	151,850
Total Aggregate Indebtedness	$192,649
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater)	$250,000
Excess net capital @ 1,000%	$419,294
Ratio ÷ Aggregate indebtedness to net capital	.44 to 1

Schedule I (Continued)

American Research & Management Co.

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

As of December 31, 2006

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2006)

	Aggregate Indebtedness	Net Capital
As Stated in FOCUS Part II (Unaudited)	$192,649	$438,559
As Adjusted per Previous Page	$192,649	$438,559

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 40,799
Total Credit Items	40,799
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	$ 40,799
Required deposit	$ 42,839
Amount on deposit in reserve bank account	$120,000

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006

Excess total credits over total debits as reported in Company's Part II FOCUS Report	$ 40,799
Excess per this computation	$ 40,799

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

As of December 31, 2006, the Company was in control of certain customer securities. State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Research & Management Co. (a Delaware S Corporation) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
February 22, 2007

END